                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                      ------------------------------------



                                  SCHEDULE 13D
                                 (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (AMENDMENT NO. 3)
                      ------------------------------------


                       CONSOLIDATED CAPITAL PROPERTIES VI
                                (Name of Issuer)


                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                                 (CUSIP Number)

                      ------------------------------------


                                JEFFREY P. COHEN
                          EXECUTIVE MANAGING DIRECTOR
                               INSIGNIA/ESG, INC.
                          375 PARK AVENUE, SUITE 3401
                            NEW YORK, NEW YORK 10152
                                 (212) 750-6070


                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                      ------------------------------------


                                    COPY TO:

                              JOHN A. HEALY, ESQ.
                               ROGERS & WELLS LLP
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
                      ------------------------------------



                                OCTOBER 1, 1998
            (Date of Event which Requires Filing of this Statement)

-------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]
-------------------------------------------------------------------------------


                         (Continued on following pages)

                              (Page 1 of 6 Pages)

-------------------------------------                                                     -----------------------------------
CUSIP No.   NONE                                          13D/A                                     Page 2 of 6
-------------------------------------                                                     -----------------------------------
=============================================================================================================================
    1.        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                         ANDREW L. FARKAS
-----------------------------------------------------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                               (a)   [ ]
                                                                                                               (b)   [ ]
-----------------------------------------------------------------------------------------------------------------------------
    3.        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS
                                         NOT APPLICABLE
-----------------------------------------------------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
              OR 2(e)

                                                                                                                     [ ]
-----------------------------------------------------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         UNITED STATES
-----------------------------------------------------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
          SHARES            -------------------------------------------------------------------------------------------------
       BENEFICIALLY              8.      SHARED VOTING POWER
         OWNED BY
           EACH                                   41,576
         REPORTING          -------------------------------------------------------------------------------------------------
        PERSON WITH              9.      SOLE DISPOSITIVE POWER

                                                  0
                            -------------------------------------------------------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  41,576
-----------------------------------------------------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         0
-----------------------------------------------------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                     [X]
-----------------------------------------------------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         0%
-----------------------------------------------------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         IN
=============================================================================================================================

                        AMENDMENT NO. 3 TO SCHEDULE 13D

             This Amendment No. 3, which relates to the units of limited partnership interest ("Units") in Consolidated Capital Properties VI, a California limited partnership (the "Partnership"), amends and supplements the Statement on Schedule 13D (as amended through the date hereof, the "Statement") previously filed with the Commission by Andrew L. Farkas ("Mr. Farkas").

             The following Item of the Statement is hereby supplemented and/or amended:

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

             (a)-(b) Mr. Farkas has never owned Units individually, but rather has historically reported beneficial ownership of Units because he may have been deemed to control Insignia Financial Group, Inc. ("Insignia") and Insignia Properties Trust ("IPT") as a result of the fact that he was Chairman of the Board, Chief Executive Officer and President and an 18% shareholder of Insignia. On October 1, 1998, Insignia (including its controlling interest in
IPT) was merged with and into Apartment Investment and Management Company, a Maryland corporation ("AIMCO"), with AIMCO being the surviving corporation. Also effective October 1, 1998, IPT and AIMCO entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which IPT is to be merged with and into AIMCO, with AIMCO being the surviving entity (the "Merger"). For the reasons described below, Mr. Farkas may be deemed to continue to beneficially own the Units. Mr. Farkas, however, disclaims all such beneficial ownership.

             Under the Merger Agreement, AIMCO has agreed to vote all common shares of beneficial interest of IPT ("IPT Shares") owned by it and its subsidiaries in favor of the Merger, and in connection therewith AIMCO has granted an irrevocable limited proxy to, among others, Mr. Farkas to vote the common shares of IPT owned by AIMCO and its subsidiaries in favor of the Merger.

             The Merger Agreement also provides that Mr. Farkas, among others, will continue to serve as a trustee of IPT (together with the others, the "Continuing Trustees") until the earlier of the closing of the Merger or the termination of the Merger Agreement. Pursuant to the Merger Agreement and the Bylaws of IPT, a majority of the Continuing Trustees must approve, among other things, the following actions: (i) removal of a Continuing Trustee; (ii) termination of IPT's independent auditors, financial advisor for the Merger or legal counsel; (iii) all alternative proposals to acquire IPT or its subsidiaries; (iv) amendment or waiver of any provision of the (A) Merger Agreement, (B) Fourth Amended and Restated Agreement of Limited Partnership of Insignia Properties, L.P., (C) Declaration of Trust of IPT or (D) the Bylaws of IPT; and (v) making of loans by IPT or its subsidiaries to AIMCO or its subsidiaries. The Continuing Trustees' special powers terminate on the earliest to occur of (i) the Merger, (ii) January 1, 2002 or (iii) the sooner termination of the Merger Agreement under certain circumstances.

             AIMCO also has agreed to vote its IPT Shares in favor of the Continuing Trustees (or successors designated by them) at any shareholder meeting prior to the closing of the Merger and to fill any vacancy on IPT's Board of Trustees created by the death, resignation or removal of a Continuing Trustee with another individual who is nominated by a majority of the Continuing Trustees.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             The information in Item 5 is incorporated herein by reference. Such information is qualified in its entirety by reference to Exhibits 7.1, 7.2 and 7.3 hereto, each of which is also incorporated herein by reference.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

             Exhibit 7.1 Irrevocable Limited Proxy, dated October 1, 1998, among AIMCO, Mr. Farkas, James A. Aston and Frank M. Garrison.

             Exhibit 7.2 Shareholder's Agreement, dated October 1, 1998, among AIMCO, Mr. Farkas, James A. Aston and Frank M. Garrison.

             Exhibit 7.3 Agreement and Plan of Merger, dated as of October 1, 1998, between IPT and AIMCO.

                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 13, 1998


                                              ANDREW L. FARKAS

                                               /s/  ANDREW L. FARKAS
                                              ---------------------------------
                                              Andrew L. Farkas


         KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below constitutes and appoints Jeffrey P. Cohen his true and lawful attorney-in-fact and agent to sign in any and all capacities this Amendment No. 3 and all further amendments to the Statement on Schedule 13D and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting to such attorney-in-fact and agent full power and authority to do all such other acts and execute all such other documents as he may deem necessary or desirable in connection with the forgoing, as fully as the undersigned might or could do in person, hereby ratifying and confirming that such attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.



/S/ ANDREW L. FARKAS
------------------------
Andrew L. Farkas
Dated:  October 13, 1998

                                 EXHIBIT INDEX




    EXHIBIT NO.                                      DESCRIPTION


        7.1 Irrevocable Limited Proxy, dated October 1, 1998, among AIMCO, Mr. Farkas, James A. Aston and Frank M. Garrison.

        7.2 Shareholder's Agreement, dated as of October 1, 1998, among AIMCO, Mr. Farkas, James A. Aston and Frank M. Garrison.

        7.3 Agreement and Plan of Merger, dated as of October 1, 1998, between IPT and AIMCO.